SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of	May	2012
Commission File Number	001-31395
Sonde Resources Corp.
(Translation of registrant’s name into English)
Suite 3200, 500 - 4th Avenue SW, Calgary, Alberta, Canada T2P 2V6
(Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

          Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

          Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

1.	News Release, dated May 30, 2012.

Document 1

For Immediate Release	May 30, 2012

SONDE RESOURCES CORP ANNOUNCES

RESULTS OF ITS ANNUAL MEETING OF SHAREHOLDERS

CALGARY, ALBERTA -- (Marketwire – May 30, 2012) - Sonde Resources Corp. (“Sonde” or the “Corporation”) (TSX:SOQ) (NYSE MKT LLC: SOQ) is pleased to announce that the following matters put before the annual meeting of holders of common shares of the Company held on May 25, 2012 were approved:

1.	the election of Dr. James Funk, Kerry R. Brittain, Dr. William J.F. Roach, Gregory G. Turnbull, James H.T. Riddell, Gordon Lancaster and Jack Schanck as directors of Sonde for the ensuing year; and

2.	the appointment of Deloitte & Touche llp as auditors of Sonde.

The meeting concluded with a presentation by Jack Schanck, Sonde’s CEO.  In that presentation, Mr. Schanck outlined the current activities in Western Canada and North Africa. The presentation and webcast of the shareholders meeting can be found on Sonde’s website. Details of the voting results from the annual meeting of shareholders are available on www.sedar.com.

For further information, please contact Sonde at:

Sonde Resources Corp.
Suite 3200, 500 - 4th Avenue S.W.
Calgary, Alberta, Canada T2P 2V6

Kurt A. Nelson
Chief Financial Officer
Phone: (403) 503-7944
Fax: (403) 216-2374

www.sonderesources.com

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONDE RESOURCES CORP.
(Registrant)
Date:	May 31, 2012	By:	/s/ Kurt A. Nelson
Name: Kurt A. Nelson Title: Chief Financial Officer